UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40080

ALPHA CAPITAL ACQUISITION COMPANY

(Exact name of registrant as specified in its charter)

1230 Avenue of the Americas

16th Floor

New York, New York, 10020

Telephone number: (732) 838-4533

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Semantix SPAC Surviving Sub, Ltd., as successor by merger to Alpha Capital Acquisition Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

[Signature page follows]

Semantix SPAC Surviving Sub, Ltd.
(as successor by merger to Alpha Capital Acquisition Company)

Date: August 15, 2022	By:	/s/ Rahim Lakhani
	Name:	Rahim Lakhani
	Title:	Director